SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3
to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Sanmina-SCI Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 par value
(Title of Class of Securities)

800907 10 7

(CUSIP Number of Class of Securities’ Underlying Common Stock)

David L. White

Chief Financial Officer
Sanmina-SCI Corporation

2700 N. First St.

San Jose, CA 95134
(408) 964-3500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Jon Layman, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$86,867,340.95	$2,666.83

*   Calculated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 23,041,735 shares of common stock of Sanmina-SCI Corporation having an aggregate value of $86,867,340.95 as of March 12, 2007 will be exchanged or cancelled pursuant to this offer.  The aggregate value of such options was calculated based on the Black-Scholes option pricing model.  The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,666.83
Form or Registration No.:	005-42923
Filing party:	Sanmina-SCI Corporation
Date filed:	March 19, 2007

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 3 (the “Amendment”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends the Schedule TO relating to an offer by Sanmina-SCI Corporation, a Delaware corporation (“Sanmina-SCI” or the “Company”) filed with the SEC on March 19, 2007, as subsequently amended and supplemented by Amendment No. 1 filed with the SEC on April 13, 2007 and Amendment No. 2 filed with the SEC on April 30, 2007, and is the final amendment relating to the offer by Sanmina-SCI to exchange certain outstanding options.  The purpose of this Amendment is to report the results of the Offer to Exchange Certain Outstanding Options for New Options, dated March 19, 2007 (the “Exchange Offer”).

ITEM 4.   TERMS OF THE TRANSACTION

(a) Material Terms.

The Exchange Offer, including all withdrawal rights, expired at 5:00 p.m. Pacific Time on May 15, 2007.  A total of 1,331 eligible optionholders participated in the Exchange Offer. The Company has accepted for cancellation options to purchase an aggregate of 17,891,363 shares of its common stock granted under the Sanmina-SCI Corporation 1990 Stock Plan, the Sanmina-SCI Corporation 1999 Stock Plan, the Sanmina-SCI Corporation Stock Option Plan 2000, the Altron 1991 Stock Option Plan (ISO plan), the Hadco Corporation Non-Qualified Stock Option Plans (dated September 7, 1990 and November 5, 1995), or the SCI Non Qualified Stock Option Plan.  Subject to the terms and conditions of the Exchange Offer, the Company will grant new options under the Company’s 1999 Stock Plan to purchase an aggregate of 14,449,107 shares of its common stock on or after May 15, 2007 in exchange for the options tendered and accepted pursuant to the Exchange Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

SANMINA-SCI CORPORATION

/s/ David L. White
David L. White
Executive Vice President of Finance, Chief
Financial Officer and Secretary

Date: May 21, 2007